Filed by LiveWire Group, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a‐12 Under the Securities Exchange Act of 1934 MAY 2022 Subject Company: Harley‐Davidson, Inc. AEA‐Bridges Impact Corp. Commission File No.: 001‐39584 Date: May 10, 2022 Investor Day

Disclaimer This presentation (together with oral statements made in connection herewith, the “Presentation”) is for informational purpos es only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between AEA-Bridges Impact Corp. (“ABIC”), LiveWire Group, Inc. (“HoldCo”), LV EV Merger Sub, Inc., Harley-Davidson, Inc. (“H-D”) and LiveWire, EV, LLC (“LiveWire”). By accepting this Presentation, you acknowledge and agree that all of the information contained herein or disclosed orally during this Presentation is confidential, that you will not distribute, reproduce, disclose and use such information for any purpose other than for the purpose of your firm’s participation in the potential financing, that you will not distribute, reproduce, disclosure or use such information in any way detrimental to LiveWire, HoldCo, H-D or ABIC, and that you will return to LiveWire, HoldCo, H-D or ABIC, delete or destroy this Presentation upon request. You are also being advised that the United States securities laws restrict persons with material non-public information about a company obtained directly or indirectly from that company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities on the basis of such information. The information contained herein does not purport to be all-inclusive and none of LiveWire, HoldCo, H-D or ABIC nor any of their respective subsidiaries, stockholders, shareholders, affiliates, representatives, control persons, partners, directors, officers, employees, advisers or agents make any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The reader shall not rely upon any statement, representation or warranty made by any other person, firm or corporation in making its investment or decision to invest in HoldCo. To the fullest extent permitted by law, in no circumstances will LiveWire, HoldCo, H-D or ABIC, or any of their respective subsidiaries, stockholders, shareholders, affiliates, representatives, control persons, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of HoldCo, the potential financing or the Business Combination. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. Use of Data Certain information contained in this Presentation relates to or is based on studies, publications, surveys and LiveWire’s own internal estimates and research. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while LiveWire believes its internal research is reliable, such research has not been verified by any independent source and none of LiveWire, HoldCo, H-D or ABIC, nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives make any representation or warranty with respect to the accuracy of such information. Forward-Looking Statements Certain statements in this Presentation may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning H-D’s, LiveWire’s or ABIC’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the Business Combination will generate returns for shareholders. These forward-looking statements are based on H-D’s, LiveWire’s or ABIC’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside H-D’s, LiveWire’s or ABIC’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (b) the outcome of any legal proceedings that may be instituted against H-D, LiveWire, ABIC or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (c) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of ABIC, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (d) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (e) the ability to meet the applicable stock exchange listing standards following the consummation of the Business Combination; (f) the inability to complete the private placement transactions or the backstop facility contemplated by the Business Combination Agreement and related agreements, as applicable; (g) the risk that the Business Combination disrupts current plans and operations of LiveWire or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (h) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of LiveWire to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (i) costs related to the Business Combination; (j) changes in applicable laws or regulations, including legal or regulatory developments (including, without limitation, accounting considerations) which could result in the need for ABIC to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of ABIC’s securities and the attractiveness of the Business Combination to investors; (k) the possibility that H-D, LiveWire and ABIC may be adversely affected by other economic, business, and/or competitive factors; (l) Harley-Davidson’s ability to execute its business plans and strategies, including The Hardwire; (m) LiveWire’s estimates of expenses and profitability and (n) other risks and uncertainties indicated from time to time in the final prospectus of ABIC, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by HoldCo or ABIC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and H-D, LiveWire, HoldCo and ABIC assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither H-D, LiveWire, HoldCo nor ABIC gives any assurance that either LiveWire or ABIC will achieve its expectations. Use of Projections This Presentation contains projected financial information with respect to LiveWire. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” paragraph above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither ABIC’s nor LiveWire’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. In preparing and making certain forward-looking statements contained in this presentation, LiveWire and ABIC made a number of economic, market and operational assumptions. LiveWire cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Additional Information In connection with the Business Combination, HoldCo and ABIC have filed on February 7, 2022 a registration statement on Form S-4 (File No. 333-262573) (as may be amended from time to time, the “Registration Statement”) as co-registrants that includes a preliminary proxy statement/prospectus of ABIC and a preliminary prospectus of HoldCo, and after the Registration Statement is declared effective, ABIC will mail a definitive proxy statement/prospectus relating to the Business Combination to ABIC’s shareholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of ABIC’s shareholders to be held to approve the Business Combination (and related matters). This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. ABIC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about the LiveWire, HoldCo, ABIC and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of ABIC as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: AEA-Bridges Impact Corp., PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102 Cayman Islands. Financial Information The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the Registration Statement to be filed by ABIC, HoldCo and LiveWire with the SEC. Participants in the Solicitation ABIC, HoldCo and LiveWire and their respective directors and executive officers may be deemed participants in the solicitation of proxies from ABIC’s shareholders with respect to the proposed Business Combination. A list of the names of ABIC’s directors and executive officers and a description of their interests in ABIC is contained in ABIC’s final prospectus relating to its initial public offering, dated October 5, 2020, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to AEA-Bridges Impact Corp., PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102 Cayman Islands. Additional information regarding the interests of the participants in the solicitation of proxies from ABIC’s shareholders with respect to the proposed Business Combination will be contained in the proxy statement/prospectus for the proposed Business Combination when available. No Offer or Solicitation This Presentation shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities (the “Securities”) will not be registered under the Securities Act, and will be offered as a private placement to a limited number of “accredited investors” as definedin Rule 501(a) (1), (2), (3), (5) or (7) under the Securities Act and “Institutional Accounts” as defined in FINRA Rule 4512(c). Accordingly, the Securities must continue to be held unless a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. Neither HoldCo nor ABIC is making an offer of the Securities in any state where the offer is not permitted. NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. Trademarks and Trade Names H-D, LiveWire and ABIC own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with HoldCo, LiveWire, H-D and ABIC, or an endorsement or sponsorship by or of HoldCo, LiveWire or ABIC. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that HoldCo, LiveWire or ABIC will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. 3

TRANSACTION UPDATE 4

KEY INVESTMENT HIGHLIGHTS Rapidly growing market 1 Large global market in the early stages of secular shift to EV powertrains Leading the transformation of motorcycling 2 Production vehicle in market, years ahead of traditional OEMs Differentiated expertise in key technologies 3 Proprietary modular scalable EV system technology and software capabilities Transformative go-to-market model 4 Tech-forward sales and service, combining digital technologies and local expertise Backed by world-class partners 5 Harley-Davidson and KYMCO support at scale manufacturing and global expansion Product roadmap to drive rapid growth 6 Positioned to capture global share with a pipeline of standout products Mission-driven leadership team with a strong track record 7 Management team blends the strength of an incumbent with the spirit of a disruptor 5

STRATEGIC PARTNERSHIP AGILITY OF AN EV PURE PLAY ADVANTAGE OF GLOBAL SCALE • On the Road, Well Past Prototyping• Powertrain & Assembly Operations ENABLING LIVEWIRE’S • Decade of EV Engineering Expertise• Distribution in Every Major Market ASSET-LIGHT MODEL • Modern Retail Experience• Financial Strength • Developing the ARROW Architecture• Assembling LiveWire ONE • Expanding the Retail Network• Readying to Build Del Mar 6

LIVEWIRE GROUP Two Powerful Brands LiveWire Group 7

STACYC - INTRODUCTION Creating a Category Founded in 2016, STACYC is creating a category, starting with our core audience – the little rippers and their families Bringing electric to kids’ bikes, the first two products have sold over 100k units Distribution through STACYC.com and over 2,200 retail stores in the U.S. with plans to expand the existing footprint in Europe 8

STACYC – NEW PRODUCTS STACYC – 20” $2,300 - $3,100 STACYC – 18” $2,030 - $2,650 9

STACYC – GROWTH OUTLOOK Growing the STACYC Family 12” 3-5 YR 6-8 YR 16” NEW 9-10 YR 18” NEW 11-12 YR 20” 13-17 YR ACTION OUTDOOR STACYC helps riders go bigger, sooner - Outdoor riding with STACYC is about increased conﬁdence unlocks creativity and family, learning, exploration - growing accelerates competitive development together and going together 10

LIVEWIRE GROUP Two Powerful Brands LiveWire Group 11

GO-TO-MARKET LIVEWIRE GURUS RETAIL PARTNERS REGIONAL EVENTS LIVEWIRE ONLINE 12 EXPERIENCE LIVEWIRE HOME DELIVERY

THE LIVEWIRE CUSTOMER Target LiveWire Customers COME FROM EVERY AGE GROUP On average, expected to be several years younger than buyers of similarly priced ICE motorcycles ARE LONG TIME RIDERS, AND FIRST TIMERS Must win with experienced riders, while expecting a higher percentage of new-to-sport riders PRESENTED A CHOICE OF ROUTES - A brick-and-mortar journey - An omni-channel journey (digital to physical) - A digital-only journey 13

LIVEWIRE.COM Digital First Efficient investment into a scalable digital platform Puts the experience in the hands of the customer Yields a rich understanding of customer preferences and behaviors Built to expand as new products and services come online 14

EXPERIENCE LIVEWIRE Showroom 15

RETAIL PARTNER NETWORK EXPANDING RETAIL NETWORK - 60+ contracted U.S. retail partners - Every major U.S. market (>5M) - 80%+ of mid-tier U.S. markets (1-5M) MODERN RETAIL EXPERIENCE - Digital first, supported by the Gurus - Test rides and sales onsite - Local service through expert technicians HOME DELIVERY Providing white-glove delivery experiences through our retail partners and e-comm focused logistics providers 16 LIVEWIRE BELLEVUE

SALES AND SERVICE NETWORK U.S. Network Expanding Quickly with Europe Coming Online in 2023 APAC EUROPE U.S. + CANADA Following Europe First-Wave Markets Expected Spring 2023 60+ Contracted Retail Partners Japan, Australia, and South Korea Targeting 3-5 Priority Countries Canada Expected to Come in 2023 in Wave 1 17

PRODUCT PORTFOLIO

Expanding the Product Portfolio


SYSTEM 3 (S3)
Scaling down the ARROW architecture to a platform of premium, lightweight 2-wheelers
SYSTEM 2 (S2)
Extending the ARROW Architecture to a range of middleweight applications
LIVEWIRE ONE
A statement defining the possibilities when electric comes to motorcycling
Attainability
Market Size



18

PROPRIETARY CORE TECHNOLOGIES The ARROW Architecture Scalable modular architecture at the foundation of the LiveWire Portfolio Proprietary development, in-house from the ground up Designed to eliminate unnecessary material, weight and cost Optimized vehicle and EV system software, updated over the air -- Debuts on the first entry on the S2 Platform -- MOTOR POWER ELECTRONICS BATTERY PACK -Integrated power electronics unit bringing together the -Direct drive design; no secondary gear reduction -21700 cells, popular in the EV industry and seeing Inverter, Onboard Charger and Vehicle Controller heavy investment in chemistries from top players -Maximum efficiency & torque; reduced space & noise -Optimized DC-DC design -Structural pack minimizes vehicle mass -Suspension bolted directly to the motor eliminating need -Internal high-voltage connections for an extra frame 19

PROPRIETARY CORE TECHNOLOGIES The Connected Customer Experience Connected App Over-the-Air Updates Customizable Ride Modes Built-in Cellular Connectivity & GPS Remote Monitoring & Diagnostics 20 20

BACKED BY WORLD-CLASS PARTNERS Harley-Davidson Preparing to Manufacture the First Entry on the S2 Platform TEST LABS & EQUIPMENT Developed with the assistance of H-D labs & equipment, e.g., the 2.8M pound sound chamber in Milwaukee, WI PROVING GROUNDS 56 miles of courses on over 4,350 acres at H-D’s proving grounds in Yucca, AZ and Naples, FL POWERTRAIN OPERATIONS Building the S2 EV powertrain in H-D’s 1M square foot facility in Milwaukee, WI VEHICLE ASSEMBLY Assembled on Line 3 in York, PA at H-D’s ~1,500- employee vehicle facility 21

GROWTH TRAJECTORY Projected LiveWire Units & Revenue Total Revenue ($mm) Total Units Vehicle Revenue All Other Revenue $1,769 100,961 $277 53,341 $892 $192 $1,491 $385 $700 15,736 $137 $209 $56 $36 7,236 $91 $247 $36 $27 957 461 $118 $20 $9 (1) (1) 2021 2022E 2023E 2024E 2025E 2026E 2021 2022E 2023E 2024E 2025E 2026E Source: Management projections. (1) 2021 Units and Revenue include the impact of both Harley-Davidson branded LiveWire motorcycle shipments as well as LiveWire ONE motorcycle shipments to provide a full-year comparison. All Other Revenue contains STACYC revenue as well as 22 LiveWire motorcycle related business revenue, including Parts & Accessories and General Merchandise.

Del Mar

INTRODUCING S2 DEL MAR Launch Edition Limited to 100 Built to Order Numbered 80hp or More 430lb Target Weight 0-60 3.5 Seconds or Less Targeted City Range of 100+ Miles $17,699 MSRP L1 and L2 Charging 25

S2 DEL MAR Built on LiveWire’s ARROW Architecture, Del Mar is the first entry on the S2 platform Quick and agile, with the smooth, linear acceleration and adept handling riders expect from LiveWire -430lb Target Weight -Updatable Over-the-Air -L1/L2 charging Production Edition -Target Price of $15,000 USD -Expected Spring 2023 26

Q&A